ANNOUNCEMENT TO THE MARKET

Itaú Unibanco again selected as component of B3’s Corporate

Sustainability Index (ISE)

Itaú Unibanco Holding S.A. (for the 15th consecutive year) is pleased to announce that has been selected again as component of B3’s Corporate

Sustainability Index (ISE) for 2020.

The new portfolio is made up of 36 shares of 30 companies, representing 15 sectors with an aggregate market value of R$ 1.64 trillion, equivalent to 37.62%

of the total market capitalization of B3 listed companies (as of November 26,

2019). The new portfolio will be effective from January 06, 2020 through

January 01, 2021.

Created in 2005 by B3 in partnership with FGV EAESP, the Corporate

Sustainability Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions.

The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business

métier.

The integration of Itaú Unibanco in ISE reflects their long-term commitment to ethical business conduct, corporate governance and social, cultural and environmental responsibility.

São Paulo (SP), December 03, 2019.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Itaú Unibanco Holding S.A.